EXHIBIT 20
                                                                    PAGE 1 OF 3

FOR IMMEDIATE RELEASE

                                     FOR MORE INFORMATION:
                                     LORI CRAMP, V.P. & TREASURER
                                     (301) 380-4840
                                     WENDY WATKINS, DIRECTOR OF PUBLIC RELATIONS
                                     (301) 380-7903



    HOST MARRIOTT SERVICES REPORTS 23% INCREASE IN THIRD QUARTER NET INCOME

         BETHESDA, MD, SEPTEMBER 26, 1996 -- Host Marriott Services Corporation today reported net income for the third quarter of 1996 of $15.0 million, or $0.42 per share, an increase of 23% over net income of $12.2 million, or $0.36 per share, for the third quarter of 1995. Earnings before interest expense, taxes, depreciation, amortization and other non-cash items (EBITDA) was $48.1 million for the third quarter of 1996, an increase of 11% over EBITDA of $43.3 million reported for the third quarter of 1995. Revenues for the third quarter of 1996 increased by $24.9 million, or 8%, to $335.1 million compared to revenues of $310.2 million in the third quarter of 1995.
         William W. McCarten, President and Chief Executive Officer, noted, "In what has historically been our strongest quarter of the year, we continued to deliver outstanding growth in both net income and EBITDA. Favorable industry conditions and the beneficial impact of our strategic initiatives have led to solid revenue and earnings growth as well as improved margins. On a year-to-date basis, our performance has been excellent with sales up 11% and net income more than tripling. We're very positive about the outlook for the remainder of the year."
         The company reported net income for the first three quarters of 1996 of $13.4 million, or $0.38 per share, compared to net income of $4.3 million, or $0.13 per share, for the first three quarters of 1995. EBITDA for the first three quarters of 1996 grew to $88.8 million, increasing by 13% over the $78.9 million of EBITDA posted over the comparable period in 1995. Revenues increased by 11% to $885.2 million for the first three quarters of 1996 from $800.1 million in 1995.
         Airport concessions revenues grew by $27.8 million, or 14%, in the third quarter of 1996. Excluding the effects of new contracts and contracts undergoing significant construction of new facilities, revenues at comparable airport locations grew by 14% in the quarter. The increase in revenues for the quarter reflects an estimated 9% growth in enplaning passengers, moderate increases in menu prices, the addition of new branded locations, and benefits from other strategic initiatives. Revenues from branded concepts in airports were $53.6 million in the third quarter of 1996, compared to $38.3 million for the same quarter of 1995.
         Travel plaza revenues declined slightly by $1.7 million for the third quarter of 1996 due primarily to the company's exit from two minor contracts during 1995. Excluding the two exited contracts, travel plaza revenues increased by 2% for the third quarter of 1996, reflecting minimal traffic growth and moderate price increases. Operating profit for the travel plaza business line increased by 2% for the third quarter of 1996, reflecting effective cost control initiatives.
         The company's operating profit before corporate expenses and interest increased by 15%, to $45.5 million for the third quarter of 1996 from $39.6 million for the third quarter of 1995. The operating profit margin improved to 13.6% in the third quarter of 1996 from 12.8% for the same quarter of 1995. Operating profit before corporate expenses and interest increased to $84.7 million for the first three quarters of 1996 from $69.3 million in 1995, an increase of 22%. For the first three quarters of 1996, the company's operating profit margin increased to 9.6% from 8.7% in the comparable period of 1995.
         During the third quarter, the company completed a lease extension at the Ontario Airport in California, opened two food courts at the Los Angeles International Airport, and commenced food and beverage operations in the domestic terminal at Cairns International Airport in Australia.

                                  - More -

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

                                                                    EXHIBIT 20
                                                                    PAGE 2 OF 3


ADD 2
HOST MARRIOTT SERVICES REPORTS 23% INCREASE IN THIRD QUARTER NET INCOME



         On December 29, 1995, the company was spun off from Host Marriott Corporation. The 1995 amounts are presented on a pro forma basis to be more consistent with the 1996 amounts, and assume that the company operated on a separate basis, independent of Host Marriott Corporation, during 1995. The pro forma information was derived from the company's 1995 historical operating results which are not materially different from the pro forma operating results before an extraordinary item in 1995 related to the extinguishment of debt.
         Host Marriott Services Corporation, headquartered in Bethesda, Maryland, is the leading operator and developer of food, beverage and retail concessions in over 70 airports, on 13 tollroads and at over 20 sports and entertainment venues. Many of the company's concessions operate under license agreements with branded partners such as Burger King, Starbucks Coffee, Pizza Hut, Chili's, T.G.I. Friday's, Cinnabon, TCBY, Sbarro, Taco Bell, Cheers, California Pizza Kitchen, Tie Rack and The Body Shop.
         Host Marriott Services Corporation is traded on the NYSE under the symbol HMS.

                                --Table Follows--

                                                                   EXHIBIT 20
                                                                   PAGE 3 OF 3

                        SUMMARY FINANCIAL INFORMATION
             HOST MARRIOTT SERVICES CORPORATION AND SUBSIDIARIES



                                                         TWELVE WEEKS ENDED                       THIRTY-SIX WEEKS ENDED
                                                   SEPTEMBER 6,     SEPTEMBER 8,         SEPTEMBER 6,      SEPTEMBER 8,
(Unaudited, In millions, except per share              1996           1995 (1)               1996            1995 (1)
amounts)
------------------------------------------------- ---------------- ----------------- -- ----------------- ----------------

REVENUES                                                 $ 335.1           $ 310.2              $ 885.2          $ 800.1
OPERATING COSTS AND EXPENSES
     Cost of sales                                         101.0              95.8                267.8            247.3
     Payroll and benefits                                   90.0              83.1                258.5            234.2
     Rent                                                   51.8              47.9                145.1            128.5
     Royalties                                               6.8               5.4                 16.8             13.8
     Depreciation and amortization                          12.8              13.9                 36.3             39.3
     Other                                                  27.2              24.5                 76.0             67.7
------------------------------------------------- ---------------- ----------------- -- ----------------- ----------------

       Total Operating Costs and Expenses                  289.6             270.6                800.5            730.8
------------------------------------------------- ---------------- ----------------- -- ----------------- ----------------

OPERATING PROFIT BEFORE
  CORPORATE EXPENSES AND INTEREST                           45.5              39.6                 84.7             69.3

     Corporate expenses                                    (11.2)            (11.5)               (35.1)           (33.5)
     Interest expense                                       (9.2)             (9.1)               (27.7)           (26.8)
     Interest income                                         0.8               0.5                  1.2              0.6
------------------------------------------------- ---------------- ----------------- -- ----------------- ----------------

INCOME (LOSS) BEFORE INCOME TAXES                           25.9              19.5                 23.1              9.6
      Provision (benefit) for income taxes                  10.9               7.3                  9.7              5.3
------------------------------------------------- ---------------- ----------------- -- ----------------- ----------------

NET INCOME (LOSS)                                      $    15.0          $    12.2           $    13.4        $     4.3
------------------------------------------------- ---------------- ----------------- -- ----------------- ----------------

INCOME (LOSS) PER COMMON SHARE
     Primary                                            $   0.42           $   0.36            $   0.38         $   0.13
     Fully-Diluted                                      $   0.42           $   0.36            $   0.38         $   0.13

Weighted Average Common Shares
     Outstanding
          Primary                                           35.2              34.0                 35.0             33.6
          Fully-Diluted                                     35.3              34.2                 35.1             33.9

EBITDA                                                  $   48.1          $   43.3             $   88.8         $   78.9
------------------------------------------------- ---------------- ----------------- -- ----------------- ----------------

REVENUES BY BUSINESS LINE
     Airports                                            $ 227.1           $ 199.3              $ 630.1          $ 540.1
     Travel Plazas                                          97.1              98.8                220.4            223.3
     Sports and Entertainment                               10.9              12.1                 34.7             36.7
------------------------------------------------- ---------------- ----------------- -- ----------------- ----------------

                                                         $ 335.1           $ 310.2              $ 885.2          $ 800.1
------------------------------------------------- ---------------- ----------------- -- ----------------- ----------------

OPERATING PROFIT BY BUSINESS LINE
     Airports                                           $   27.9          $   22.4             $   63.2         $   49.1
     Travel Plazas                                          16.3              16.0                 18.1             17.4
     Sports and Entertainment                                1.3               1.2                  3.4              2.8
------------------------------------------------- ---------------- ----------------- -- ----------------- ----------------

                                                        $   45.5          $   39.6             $   84.7       $     69.3
------------------------------------------------- ---------------- ----------------- -- ----------------- ----------------


(1) Data presented on a pro forma basis for 1995 as if the Host Marriott Services spin-off and related transactions occurred at the beginning of 1995.

                                        24